

December 18, 2014

Joanne Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

> **Re:** **Tucows Inc.**
> **Schedule TO-I**
> **Filed December 8, 2014**
> **File No. 005-49487**

Dear Ms. Soslow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

7. Conditions of Our Offer, page 13

1. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of condition (10) on page 14 regarding "changes or events that affect [you] or [your] ownership of…shares…", which in your reasonable judgment may be reasonably likely to be material. Revise to describe the types of events contemplated by this language in order to provide clarity to shareholders regarding what may constitute a bona fide triggering event.

2. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in this regard in your response letter.

3. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in this regard in your response letter.

Letter of Transmittal

Price at which you are tendering, page 4

4. Please provide boxes that set forth the various incremental dollar amounts within the $16.50 to $18.50 dollar range in which shareholders may tender their shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3252 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions